

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2021

Stephan Jackman
Chief Executive Officer
Alzamend Neuro, Inc.
3802 Spectrum Boulevard
Suite 112C
Tampa, Florida 33612

> **Re: Alzamend Neuro, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed May 25, 2021**
> **File No. 333-255955**

Dear Mr. Jackman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 1

1. We reissue comment 2. Your revised disclosure on page 1, "pursuant to the FDA response letter," continues to imply the FDA provided you a basis to form the belief you express in the filing. The attempt to temper this statement at the end of the sentence with "if the FDA allows the IND to go into effect" is insufficient. Remove any implication that the FDA has given you reason to believe your proposed test parameters provide a basis for your IND submission and the initiation of human trials unless you have additional documentation to substantiate the belief.

2.   We note the disclosure on the cover page, in the related party transaction section, and on page 109, that "Digital Power Lending, LLC, a wholly-owned subsidiary of Ault Global Holdings, Inc., has indicated to us that it will be purchasing up to $10.0 million of common stock in this offering. All shares sold to Digital Power Lending will be at the same price and on the same terms as the other investors in this offering. Milton C. Ault III, our current Executive Chairman, is an executive officer and director of Ault Global Holdings, as are several other officers and board members of our company." Revise the summary to highlight that you could be offering only 500,000 shares to the public, to disclose the beneficial ownership of Mr. Ault and the other insiders after the offering taking into account the shares to be purchased in the offering. Add risk factor disclosure addressing the risks associated with purchasing shares of such a closely held, potentially thinly-traded company, and clarify the extent to which these shares will be subject to lock up agreements.

Dilution, page 47

3.   Please clarify in your disclosure whether the pro forma book value per share also gives effect to the recent financing transaction with Digital Power Lending in March of 2021. It appears that the 2,666,667 shares are included in the existing number of stockholders amount of 82,429,525. If so, please explain whether any cash was received and if this is included in the pro forma net tangible book value.

Financial Statements
Note 13. Subsequent Events, page F-23

4.   We note your response letter dated May 28, 2021 which indicates that you granted 450,000 performance-based options in March 2021 outside of the stock incentive plan to FDA consultants with an exercise price of $1.50 per share. In a similar manner to your response, please provide disclosures related to these options with key terms, including the exercise price, the vesting terms, whether performance milestones have been reached, and the estimated fair value of common stock that you expect to use to value these options. In addition to providing disclosures related to these options in the notes to the financial statements, please also provide disclosures related to these options throughout the filing where you discuss recent equity issuances and outstanding options. For example, we note on pages 10, 46, and 48 you discuss outstanding options.

Stephan Jackman
Alzamend Neuro, Inc.
June 2, 2021
Page 3

       You may contact Nudrat Salik at (202) 551-3692 or Vanessa Robertson at (202) 551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Tim Buchmiller at (202) 551-3635 with any other questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Life Sciences

cc: Spencer G. Feldman, Esq.